SO 3/25/05



05041350

SECURITIES ... ON
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-022822~~ 8-39988

RECD S.E.C.
MAR 1 - 2005
1086

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Trading Partners Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 Strafford Avenue, Suite One
(No. and Street)

Wayne (City) Pennsylvania (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Francis G. Mitchell 610-975-4500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beucler, Kelly & Irwin, ltd.
(Name — *if individual, state last, first, middle name*)

125 Strafford Avenue, Suite 116 (Address) Wayne (City) Pennsylvania (State) 19087 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/29

3/31/2005

OATH OR AFFIRMATION

I, Francis G. Mitchell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trading Partners, Inc., as of December 31, ~~19~~ 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Francis G. Mitchell
Signature

President
Title

Susan Wenzlick
Notary Public

Notarial Seal
Susan Wenzlick, Notary Public
Radnor Twp., Delaware County
My Commission Expires Feb. 26, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRADING PARTNERS, INC.

Table of Contents



BEUCLER, KELLY & IRWIN, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Trading Partners, Inc.
Wayne, Pennsylvania

We have audited the accompanying statement of financial condition of Trading Partners, Inc. (an S Corporation) as of December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Trading Partners, Inc. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

February 25, 2005

Beucler, Kelly & Irwin, Ltd.

Beucler, Kelly & Irwin, Ltd.

125 STRAFFORD AVENUE • SUITE 116 • WAYNE, PENNSYLVANIA 19087-3588 • (610) 688-3200 • (610) 687-1011 • FAX(610) 688-1492 • www.bkicpa.com

TRADING PARTNERS, INC.
Statement of Financial Condition
December 31, 2004

Assets

Current Assets	
Cash and cash equivalents	$ 254,321
Commissions receivable	72,906
Total Current Assets	327,227
Property and Equipment	
Equipment net of accumulated depreciation of $7,970	6,243
Total Property and Equipment	6,243
Other Assets	
Rental deposits	120
Travel advances	3,334
Investments	14,160
Total Other Assets	17,614
Total Assets	$ 351,084

Liabilities and Stockholder's Equity

Current Liabilities	
Unearned commissions	$ 27,591
Accounts payable and accrued expenses	4,427
Loan payable	150,000
Total Current Liabilities	182,018
Stockholder's Equity	
Common stock (.01 par value 10,000 shares authorized, 1,000 shares issued and outstanding)	10
Paid-in capital	98,190
Retained earnings	76,906
Accumulated other comprehensive loss	(6,040)
Total Stockholder's Equity	169,066
Total Liabilities and Stockholder's Equity	$ 351,084

See Accompanying Notes.

Note 1 – Organization and Line of Business

Trading Partners, Inc. was incorporated in Pennsylvania on June 10, 1988. The Company is a NASD registered broker dealer and realizes commission income from securities trading on behalf of institutional investment firms and others located throughout the United States. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Note 2 – Summary of Significant Accounting Policies

Income Taxes

The Company has elected to be taxed as an S Corporation whereby all income is taxed directly to the stockholder. Thus, the Company does not make a provision for income taxes.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments purchased with a maturity date of three (3) months or less as cash and cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on the straight-line method over the useful lives of the assets.

Commission Income

Commission income and related expenses are recognized on a settlement date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Pension Expense

The Company maintains a SAR - SEP Plan for all of its employees. An employee may defer up to the lesser of 25% of compensation or $13,000 in 2004 and the employer may make a discretionary contribution.

Note 3 – Net Capital Requirements

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital will fluctuate on a daily basis. The Company had net capital of $307,245 at December 31, 2004.

Note 4 – Leases

During 2004 the Company leased office space from its sole stockholder on a one-year lease which expired December 31, 2004 Rent expense paid to the stockholder was $24,000.

Note 5 – Customer Research Advances and Unearned Commissions

The Company provides various investment-related research services to certain of its customers and by agreement is compensated for these services in the form of brokerage commissions in an amount equal to or greater than the cash value of the services. Research service expenses and the related revenue are recognized in the month in which the expense is paid. At December 31, 2004, the Company had received commission income in excess of the cash value of services provided in the amount of $27,591. These unearned commissions are included with aggregate indebtedness for purposes of the aggregate indebtedness calculation.

Note 6 – Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk consist of cash deposited with financial institutions, which exceed FDIC insured limits from time to time.

Note 7 – Investments

The investments held by the Company are stated at quoted market value. Investments are accounted for as available-for-sale securities. At December 31, 2004, investments consist of the following:

Quantity	Investment	Cost	Market Value	Unrealized Gain (Loss)
300	The NASDAQ Stock Market, Inc. – Warrants	$ 3,300	$ 900	$ (2,400)
1,300	The NASDAQ Stock Market, Inc. – Common stock	16,900	13,260	(3,640)
		$20,200	$14,160	$ (6,040)

The warrants are exercisable at prices ranging from $15 to $16, depending upon the date of exercise.

Note 8 – Commission Income

Commission income represents $854,334 of commissions earned net of $131,273 of commission rebates to customers.

Note 9 - Prior Period Adjustment

During 2003, management accrued employer contributions to the pension plan of $28,000. Subsequent to the issuance of the 2003 financial statements, management decided not to fund the employer contributions to the plan. Adjustments related to correcting this error increased retained earnings and decreased accounts payable and accrued expense.

Note 10 – Subordinated Loan Payable

The Company has a subordinated loan payable to Merrill Lynch, Pierce, Fenner & Smith Incorporated in the amount of $150,000. The note is due on July 15, 2005 and require monthly interest payments at 6.50% per annum. The cash proceeds were used as part of the Company's net capital. NASD has determined that the subordination agreement is acceptable effective July 9, 2004.